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Faisal Baloch Counsel
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3311 tel 852 2533 1711 fax faisal.baloch@davispolk.com

11 April 2017

Re:	Mongolian Mining Corporation
Application for Qualification of Indenture on Form T-3
Filed March 21, 2017
Amendment No. 1 to Application for Qualification of Indenture on Form T-3
Filed March 31, 2017
File No. 022-29041

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Reynolds,

On behalf of our client, Mongolian Mining Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 6, 2017 (the “Comment Letter”), relating to the above referenced Application for Qualification of Indenture on Form T-3 and related amendment (collectively, the “Application”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms not defined herein have the same meaning as they have in the Application.

Exhibit T3E.1

1. We note that Noteholders were entitled to consent fees based on the date they acceded to the Noteholder RSA. Additionally, it appears that under each of the longstop dates, Noteholders were entitled to receive Consent Fee New Notes. Please tell us whether any Consent Fee New Notes have been issued for purposes of Section 306(a) of the Trust Indenture Act. We may have further comment.

The Company respectfully advises the Staff that none of the Consent Fee New Notes have been issued or will be issued prior to the qualification of the New Notes Indenture. All the New Notes (including any Consent Fee New Notes) are expected to be issued on the Restructuring Effective Date.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Mr. John Reynolds Division of Corporation Finance U.S. Securities and Exchange Commission	2	11 April 2017

Exhibit T3F

2. We note that you have included the Trust Indenture Cross Reference Sheets in Exhibits T3C.1 and T3C.2. However, in those exhibits you indicate that none of the provisions of these indentures were inserted pursuant to the Trust Indenture Act. Please include a cross reference sheet in Exhibits T3C.1 and T3C.2. For example, we note that Section 8.11 in Exhibit T3C.1 and Section 6.11 in Exhibit T3C.2 appear to be inserted pursuant to Section 310(a) of the Trust Indenture Act.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Item 601(b)(4)(iv)(B) of Regulation S-K (“Regulation S-K”) under the Securities Act requires that “[i]f any of the securities being registered are, or will be, issued under an indenture to be qualified under the Trust Indenture Act, the copy of such indenture which is filed as an exhibit shall include or be accompanied by: … a cross-reference sheet showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939.”

However, since the Trust Indenture Act was amended by the Trust Indenture Reform Act of 1990, the Trust Indenture Act stopped mandating the inclusion of any provision in an indenture to be qualified thereunder. Because none of the provisions of sections 310 through 318(a) of the Trust Indenture Act require the inclusion of any provision in the indenture, the Company believes that the cross reference sheets included in Exhibits T3C.1 and T3C.2 of the Application satisfy the technical requirement of Item 601(b)(4)(iv)(B) of Regulation S-K.

Please direct any questions with respect to this submission to me at +852 2533 3311 or faisal.baloch@davispolk.com.

Very truly yours,

/s/ Faisal Baloch

Faisal Baloch

cc:	Via E-mail Mr. Jonathan Burr Ms. Uurtsaikh Dorjgotov Mr. Varun Natteri Mangadu Ms. Danni Lin